Filed Pursuant to Rule 424(b)(3)

Registration No. 333-298887

PROSPECTUS SUPPLEMENT

(to Prospectus dated September 22, 2026)

FUSION FUEL GREEN PLC

Up to 4,993,249 Class A Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) updates, amends, and supplements the prospectus dated September 22, 2026 (the “Prospectus”), which forms a part of Fusion Fuel Green PLC’s (the “Company,” “we,” “us,” or “our”) Registration Statement on Form F-3 (File No. 333-298887) (the “Registration Statement”), relating to the offer and resale from time to time by the selling shareholders named in the Prospectus (the “Selling Shareholders”) of up to 4,993,249 Class A Ordinary Shares. The Selling Shareholders may sell such Class A Ordinary Shares at prevailing market prices, at prices related to such prevailing market prices, at fixed prices or in negotiated transactions, as described under “Plan of Distribution” in the Prospectus. Capitalized terms used and not defined herein are as defined in the Prospectus.

We are filing this Prospectus Supplement to update certain information in the Prospectus. On November 13, 2026, the Company entered into separate Warrants Cancellation and Exchange Agreements, each dated as of November 13, 2026 (or, in the case of such agreement with Lantern Management Fund (“Lantern”), November 10, 2026) (each, a “November 2026 Warrant Exchange Agreement” and collectively, the “November 2026 Warrant Exchange Agreements”), with each of Lantern, Roxy Capital Corp. (“Roxy Capital”), Bower Four Capital Corp. (“Bower Four”), Leede Financial Inc. ITF Anthony Milewski (“Milewski”), RJL18 Capital LP (“RJL18”), Daniel Farb (“Farb”), and Vayo Ventures Ltd. (“Vayo” and, together with Lantern, Roxy Capital, Bower Four, Milewski, RJL18, and Farb, the “Warrant Holders”). The November 2026 Warrant Exchange Agreements provide for (i) the surrender and cancellation of the Exchanged August 2026 Warrants (as defined below) held by the Warrant Holders and (ii) the exchange (the “November 2026 Warrant Exchange”) of such Exchanged August 2026 Warrants, on a one-for-one basis, for new warrants to purchase Class A Ordinary Shares (the “New Warrants”), in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

The “Exchanged August 2026 Warrants” consist of August 2026 $3.50 Warrants to purchase Class A Ordinary Shares at an exercise price of $3.50 per share, originally issued pursuant to the August 2026 Securities Purchase Agreement and expiring on August 14, 2029. The issuance of the August 2026 $3.50 Warrants was reported in our Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 7, 2026, as amended by our Report on Form 6-K/A furnished to the SEC on August 11, 2026.

Pursuant to the November 2026 Warrant Exchange Agreements, August 2026 $3.50 Warrants to purchase an aggregate of 431,369 Class A Ordinary Shares held by the Warrant Holders have been cancelled and the Warrant Holders have released all rights and claims under or in respect of such Exchanged August 2026 Warrants (other than rights and claims arising under the November 2026 Warrant Exchange Agreements). In exchange, the Company issued New Warrants to purchase an aggregate of 431,369 Class A Ordinary Shares, consisting of a New Warrant to purchase 39,215 Class A Ordinary Shares issued to Lantern, exercisable until December 8, 2026; a New Warrant to purchase 58,823 Class A Ordinary Shares issued to Roxy Capital, exercisable until November 15, 2026; a New Warrant to purchase 19,607 Class A Ordinary Shares issued to Bower Four, exercisable until November 16, 2026; a New Warrant to purchase 58,823 Class A Ordinary Shares issued to Milewski, exercisable until November 20, 2026; a New Warrant to purchase 58,823 Class A Ordinary Shares issued to RJL18, exercisable until November 18, 2026; a New Warrant to purchase 98,039 Class A Ordinary Shares issued to Farb, exercisable until November 18, 2026; and a New Warrant to purchase 98,039 Class A Ordinary Shares issued to Vayo, exercisable until November 20, 2026.

The New Warrants issued to Lantern, Roxy Capital, Bower Four, Milewski, RJL18, Farb, and Vayo have exercise prices of $0.50 per share, $0.52 per share, $0.51 per share, $0.50 per share, $0.53 per share, $0.54 per share, and $0.53 per share, respectively. The New Warrants are exercisable solely for cash. To the extent that the issuance of Class A Ordinary Shares upon exercise would cause a Warrant Holder to exceed its beneficial ownership limitation, the Warrant Holder may elect to receive, in lieu of such shares, pre-funded warrants to purchase Class A Ordinary Shares (the “New Pre-Funded Warrants”), in which case it will pay in cash the applicable exercise price less $0.0035 per share, and each New Pre-Funded Warrant will have a remaining exercise price of $0.0035 per share.

Each of the New Warrants and the New Pre-Funded Warrants may not be exercised to the extent that, after giving effect to such exercise, its holder (together with any of its affiliates) would beneficially own in excess of the percentage of Class A Ordinary Shares outstanding immediately after giving effect to such exercise initially elected by such holder (the “Beneficial Ownership Limitation”), which is 9.99% in the case of Lantern, 4.99% in the case of Roxy Capital, 4.99% in the case of Bower Four, 9.99% in the case of Milewski, 4.99% in the case of RJL18, 4.99% in the case of Farb, and 4.99% in the case of Vayo. The Beneficial Ownership Limitation may be raised or lowered to any other percentage not in excess of 9.99%, at the option of each Warrant Holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company. The number of Class A Ordinary Shares being offered for resale under the Prospectus, as supplemented by this Prospectus Supplement, does not take into account any limitations on the exercise of the New Warrants and the New Pre-Funded Warrants.

If all of the New Warrants were exercised for cash, the Company would receive aggregate gross proceeds of approximately $225,684.

The Class A Ordinary Shares issuable upon exercise of the August 2026 $3.50 Warrants were registered for resale pursuant to the Registration Statement. Because the New Warrants were issued in exchange for the Exchanged August 2026 Warrants on a one-for-one basis, the Class A Ordinary Shares issuable upon exercise of the New Warrants and the New Pre-Funded Warrants (the “New Warrant Shares”) remain covered by the Registration Statement, up to the number of Class A Ordinary Shares registered thereunder in respect of the exchanged warrants and not previously sold. All references in the section entitled “Selling Shareholders” of the Prospectus, as previously supplemented, to the August 2026 $3.50 Warrants held by the Warrant Holders shall refer to the New Warrants, and all references to the shares issuable thereunder shall include the New Warrant Shares.

This Prospectus Supplement is not complete without the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information in this Prospectus Supplement expressly updates or supersedes the information contained in the Prospectus or in any document incorporated by reference therein that was filed with the SEC before the date of this Prospectus Supplement.

The Class A Ordinary Shares are listed on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “HTOO”. The last reported sale price of the Class A Ordinary Shares on Nasdaq on November 12, 2026 was $1.15.

Investing in our securities involves a high degree of risk. For a discussion of information that should be considered in connection with an investment in our securities, see “Risk Factors” beginning on page 4 of the Prospectus and the risk factors contained in any document incorporated by reference into the Prospectus and this Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 13, 2026.